Exhibit 99.2

Investor Presentation August 2015

Disclaimers This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Not financial or product advice This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice or a recommendation to acquire Sundance shares, legal or tax advice. This presentation has been prepared by Sundance without taking into account the objectives, financial situation or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the Information. You are solely responsible for seeking independent professional advice in relation to the Information and any action taken on the basis of the Information. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs and seek legal and taxation advice appropriate to their jurisdiction. Sundance is not licensed to provide financial product advice in respect of Sundance shares. Cooling off rights do not apply to the acquisition of Sundance shares. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Past performance Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. Persons should have regard to the risks outlined in the Information.

Disclaimers (cont’d) Disclaimer Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Reserves This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by Sarah Fenton, Professional Engineer, who is licensed in the state of Colorado, USA and is qualified in accordance with ASX Listing Rule 5.11. Mrs. Fenton, Director of Reservoir Engineering, has consented to the inclusion of this information in the form and context in which it appears. Reserve Estimates The Company’s Reserve estimates are calculated by Netherland, Sewell & Associates, Inc. as at 1 January 2015 in accordance with SEC guidelines. Although current market prices have fallen significantly, under SEC guidelines, the commodity prices used in the December 31, 2014 and December 31, 2013 reserve estimates were based on the 12-month unweighted arithmetic average of the first day of the month prices for the period January 1, 2014 through December 1, 2014, and for the period January 1, 2013 through December 1, 2013, respectively, adjusted by lease for transportation fees and regional price differentials. For crude oil volumes, the average West Texas Intermediate posted price of $91.48 per barrel used to calculate PV-10 at December 31, 2014 was down $1.94 per barrel from the average price of $93.42 per barrel used to calculate PV-10 at December 31, 2013. For natural gas volumes, the average Henry Hub spot price of $4.35 per million British thermal units ("MMBTU") used to calculate PV-10 at December 31, 2014 was up $0.68 per MMBTU from the average price of $3.67 per MMBTU used to calculate PV-10 at December 31, 2013. All prices were held constant throughout the estimated economic life of the properties.

Company Overview

Eagle Ford focused asset base

Ticker:	SEA (ASX Listed)
Share count:	553.1 million
Market capitalization:	A$263 million
Enterprise value:	US$344 million
2015 Consensus EBITDAX:	$89 million[1]
Proved reserves:	26.0 mmboe (65% oil)
SEC Pre-tax 1P PV-10:	$532 million
1H15 daily production:	8,556 boed (66% oil)
2015 Full year production:	7,850 – 8,500 boed[3]
2015 Capital expenditures:	$90MM[3]



Greater Anadarko
Mississippian / Woodford
Net acres: ~33,775
1P reserves: 7.8 mmboe(2)
Production: 1,329 boed
% operated: 60.6%
% WI: 43.2%
Counties: Logan, Noble and Garfield
South Texas
Eagle Ford
Net acres: ~38,000(4)
1P reserves: 20.9 mmboe(4)
Production: 7,235 boed
% operated: 99.6%
% WI: 70.5%
Counties: McMullen, Dimmit, Atascosa, and Live Oak

Superior Performance through Commodity Cycles

Note: Above based on Company filings, press releases and 1 January 2015 NSAI reserve report. Market capitalization and enterprise value shown as of 29 Jul 2015, based on 30 June 2015 debt of $155mm and cash of $3.5mm; Production numbers represent 2Q15 average daily production

(1) Based on analysts' consensus estimates
(2) Excludes evaluation of the majority of the Company's potential Woodford locations
(3) 2015 Company guidance
(4) Includes New Standard Energy acquisition which close on 7 August 2015

4

Management Team Eric McCrady, Managing Director & CEO Eric was appointed CEO in April 2011 and Managing Director of the Board in November 2011. He served as CFO from June 2010 until becoming CEO. Eric has over 15 years of entrepreneurial experience with an extensive track record in investment evaluation and management, acquisitions and divestitures, strategic planning, general management, risk management, and capital formation with companies including The Broe Group, a private investment firm, GE Capital and American Coin Merchandising. Cathy Anderson, Chief Financial Officer Cathy was appointed CFO in December 2011. Cathy is a Certified Public Accountant with over 30 years experience, primarily in the oil and gas industry, in budgeting and forecasting, regulatory reporting, corporate controls, financial analysis and management reporting with various public and private companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Chief Operating Officer Grace was appointed Chief Operating Officer in July 2015 and VP of Exploration and Development in March 2013. She served as VP of Geology from September 2011. Grace has over 17 years of technical experience focused on geology resource play evaluation and development, exploration, well and completion design, and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land Mike was appointed VP of Land in March 2013. He served as Senior Land Manager from December 2010. Mike has over 30 years of senior land management experience including field leasing, acquisitions and divestitures, title, lease records, and management of a multi-rig drilling program with companies such as Cimarex and Texaco. John Whittington, Vice President, Operations John was appointed VP of Operations in May 2014. He has over 20 years experience focused on the development and optimization of onshore US resource plays with a particular focus on completion optimization and production operations with companies including Triangle Petroleum, EOG, Schlumberger, and Apex Petroleum Engineering.

Investment Thesis Premier Eagle Ford Production Base and Drilling Inventory ~38,000 net acres targeting the volatile oil and black oil window of the Eagle Ford 2015E production of 8,150 boepd generates cash flow to fund growth through the drill bit High quality technical team has driven ~100% improvement in 2P EURs over past 2 years Low cost operator with cash operating costs under $14/boe and total cash costs including debt service in the $15-$17/boe range High Quality Balance Sheet and Financial Flexibility ~$100 million in liquidity at 30 June 2015 Low leverage profile with debt to trailing twelve month EBITDA of 1.3x Maintain leases and grow production/net asset value within cash flow 1 net well remaining in 2015(1); and 12 net wells in 2016 No long-term service contracts Invest in healthy growth during distressed environment Sustainable Competitive Advantage Convert the 35% reduction in spot well costs into long-term discounted service contracts Capture expiring leases from distressed competitors who cannot meet obligations Target small bolt-on acquisitions with existing production in low-price environment As of 30 June 2015

Track Record of Growth Average daily production (Boe/d 6:1) and revenue EBITDAX and EBITDAX margin Source: Company filings, press releases, and 1 January 2015 reserve report Based on 1 January 2014 NSAI reserve report Based on 1 January 2015 NSAI reserve report NSAI PV10 less debt plus net working capital; 2014 PV10 at NYMEX strip instead of SEC pricing Reserves Net Reserve Value (AUD) per Share(3) - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 1-Jan-14 (1) 1-Jan-15 (2) mmboe Proved Reserves Probable Reserves Possible Reserves - 0.50 1.00 1.50 2.00 2.50 2012 SY12 2013 2014 2015E 2016E 2017E 0 2,000 4,000 6,000 8,000 10,000 12,000 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 $50,000 Revenue Boe/d 0% 20% 40% 60% 80% 100% $- $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Adjusted EBITDAX (US$000s) Adjusted EBITDAX Margin (%)

Track Record of Value Creation Cash proceeds of $167MM from 3 asset sales in 9 months prior to price decline Prospect Basin Date Transaction Value (US$) IRR Comments DJ Basin assets (Codell/Niobrara) DJ July 2014 $116MM 104% Acquired Wattenberg in 2011/2012 Acquired non-Wattenberg in 2008/2009 Divested to private buyer in 2014 Phoenix/Goliath (Bakken/Three Forks) Willison Late 2013/Early 2014 $51MM 45% Acquired in 2008/2009 Divested to 3 separate buyers in 2013/2014 South Antelope field (Bakken/Three Forks) Williston Aug 2012 $172MM 75% Acquired in 2007/2008 Divested to QEP Ashland Prospect (Woodford Shale) Arkoma Late 2007 $46.4MM 78% Entire interest sold following re-adjusted focus to oil acreage

Track Record of Operational and Financial Execution Top 25% in FY14 Field Costs per boe Top 15% in FY14 Total Cash Costs per boe Top 15% in FY14 EBITDA Margin Top 15% Balance Sheet FY14 Note: Gas is converted to boe on an economic basis 21:1 based on the ratio of oil to gas price during 2014. Field costs include lease operating expenses and production taxes. Total cash costs include Field Costs, cash general and administrative expenses and cash interest expense. EBITDAX margin is EBITDAX divided by revenue See Appendix for details on Industry Peer Group. $9.84 - 5.00 10.00 15.00 20.00 25.00 30.00 35.00 40.00 Cost per boe $18.46 - 10.00 20.00 30.00 40.00 50.00 60.00 70.00 80.00 Cost per boe 77% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% EBITDA % 1.1x - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Debt to EBITDA

Maintain focus on liquids while increasing control over quality and pace of development Operated production has increased from ~66% to over 90% over the two year period Liquid production has remained consistently in the high 70% to low 80% 2 year CAGR of 139% as of March 2015 Sold and replaced ~1,750 boepd of production ~Eagle Ford 2Q13 to 1Q15 2 year CAGR ~161% 2015E production of 8,150 boepd represents a 23% increase vs. 2014 70% decrease in planned capital expenditures during 2015E/2016E compared to 2014 proactively reacting to lower commodity prices 2015E/2016E production growth substantially funded through cash flow from existing asset base Capital Efficient Production Growth Production per 1,000 debt adjusted shares Drilling and completions funded by cash flow - 0.50 1.00 1.50 2.00 2.50 3.00 3.50 4.00 4.50 2012 SY12 2013 2014 2015E 2016E 2017E $- $50,000 $100,000 $150,000 $200,000 $250,000 $300,000 $350,000 2013 2014 2015E 2016E 2017E D&C CapEx Op Cash Flow

Liquidity and Hedging * Includes NSE hedges acquired which include puts covering ~23,000 bbls at an average price of $87.33 on approximately 1,500 bbls per month, August 2015 through December 2016 ** Ave ceiling price does not apply to ~23,000 bbls hedged with NSE puts, as these apply only to the average floor calculation. 2015E Oil Derivative Contracts Gas Derivative Contracts millions Weighted Average Weighted Average Consensus EBITDAX $ 90.0 Bbls* Floor* Ceiling** Mcf Floor Ceiling Cash interest (10.0) 2H 2015 323,611 $ 67.30 $ 77.46 540,000 $ 3.14 $ 3.36 Operating cash flow $ 80.0 2016 425,023 59.68 77.42 720,000 2.90 3.58 2017 264,000 50.00 81.59 540,000 3.04 3.90 Development cap ex $ (90.0) 2018 204,000 55.00 81.53 420,000 3.15 4.31 New leases (15.0) 2019 168,000 55.00 87.71 360,000 3.27 4.65 Investing cash flow $ (105.0) Total 1,384,634 $ 58.36 $ 80.12 2,580,000 $ 3.07 $ 3.87 Q1 debt draw $ 13.9 Q2 debt draw 11.1 Financing cash flow $ 25.0 2015 net cash flow - Cash $ 3.5 Undrawn borrowing capacity 95.0 Liquidity at 30 June 2015 $ 98.5

Top 20% Development Economics at January 2015 strip Source: Credit Suisse Equity Research Exploration & Production Sector Review – 23 January 2015. Year: WTI Oil: NYMEX Gas: 31% 26% 26% 23% 21% 21% 20% 20% 20% 17% 17% 17% 16% 16% 15% 15% 15% 14% 13% 13% 13% 12% 12% 12% 12% 10% 10% 10% 10% 9% 8% 8% 8% 7% 7% 7% 6% 6% 6% 4% 2% 46% 39% 38% 34% 33% 32% 32% 29% 30% 27% 27% 26% 26% 23% 23% 22% 22% 21% 20% 22% 20% 19% 19% 18% 18% 15% 16% 15% 15% 16% 15% 14% 14% 12% 12% 12% 11% 11% 12% 8% 5% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% IRR at the Strip IRR -20% Cost Deflation 2015 2016 2017 2018 2019 2020 2021 2022+ $56.28 $62.63 $66.55 $68.50 $69.75 $69.75 $69.75 $69.75 $69.75 $3.03 $3.46 $3.76 $3.96 $4.12 $4.12 $4.12 $4.12

Core Eagle Ford Assets Drive Growth Through Commodity Cycles

~38,000[1] Net Mineral Acres Targeting the Eagle Ford

Eagle Ford operator with substantial, high-quality drilling inventory and significant production growth profile

- ~38,000[1] acre position targeting the Eagle Ford
  - ~14,000 net acres in McMullen county area
  - ~19,000 net acres in Dimmit county
  - ~5,300[1] net acres in Atascosa county
- 1H 2015 production of 7,235 Boe/d in EGFD
- 20.9 mmboe of proved reserves[1&2]
- Offset operators include: Anadarko, EOG, Chesapeake, Murphy, Pioneer, Swift and Talisman
- ~1 remaining net lease obligation wells in 2015 (currently drilling)
- Drilled 4x 10,000' laterals in Dimmit County
  - 2 wells currently flowing back
  - 2 wells scheduled for completion in 3rd quarters of 2015



Producing Eagle Ford wells color coded by Operator (as of April 2015)
Dimmit Acreage: ~19,000 net acres
McMullen Area Eagle Ford Acreage: ~19,000 net acres
Oil Window
GOR < 750
Volatile Oil & Condensate Window
Dry Gas Window
50 miles
N
Kinney
Uvalde
Medina
Bexar
Gonzales
Wilson
Maverick
Frio
Goliad
Victoria
Bee
Refugio
Webb
Duval
Jim Wells
Nueces
Marathon
EOG
BHP-Petrohawk
Chesapeake
Newfield
Anadarko
Murphy
Talisman
Cabot

(1) Includes acquisition of New Standard Energy Eagle Ford assets
(2) Based on 1 January 2015 NSAI reserve report
(3) Drilling year inventory based on two rig program drilling 36 net wells per year assuming 40-80 acre spacing

SUNDANCE energy

13

Capital Expenditure Reductions Reduced base case Eagle Ford AFE by ~34% in less than 9 months Drilling Drilling Completions Completions Assumptions: 6,250' lateral length, 18,100' TD $8,344 $485 $72 $18 $1,240 $897 $128 $5,504 $- $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 $7,000 $8,000 $9,000 2014 Q4 AFE Market Conditions (day rate & casing) Efficiencies (change in BHA design) Design Changes (casing) Market Conditions Design Changes (prop, stages, fluid) Design & Efficiencies (equip selection, commingle) 2015 Q3 AFE $’000s

19,245 net acres, including NSE 82 wells drilled to date including 9 on the NSE acquisition acreage 39.0 gross / 24.0 net wells drilled in 2014 Includes 11 gross / 3.5 net Chesapeake operated wells 66 wells completed to date including NSE 32.0 gross / 24.4 net wells completed in 2014 5.0 gross / 4.0 net wells completed H1 2015 16.0 gross / 8.5 net wells waiting on completion including NSE Asset Overview McMullen - Atascosa Area (~19,000 net acres) McMullen Area Eagle Ford Operators N 10 miles LEGEND SEA Acreage SEA Acreage Pro forma of NSE acquisition Chesapeake Conoco EOG Marathon Murphy Newfield PetroHawk / BHP Pioneer Sundance Energy Talisman Swift EGFD Producers

McMullen Area Economics Economics include $500M in facilities costs 30.9% NGL of oil and $3.50 NYMEX Gas; 29% shrinkage and 92 bbl/MMcf LOE $9,000 per month and $2.13/BO variable B factor of 1.1, terminal decline 6%, first month oil rate of 13,500 BO, flat GOR NOTE: With the demonstrated capability to drill longer laterals, inventory numbers may vary from previously disclosed amounts. Outperformance vs type curve drives better than forecast economics Inventory 80 : (65-80) Total Well Cost $6.0 MM: ($5.5 - $7.0 ) Frac Stages 29 # : ( 20-36 ) Average Lateral Length 6,550 ft : ( 4,500 - 7,500 ) Spacing 550 ft : (550' - 660') 5800 EUR Gross 512 Mboe Oil Only 328 Mbo Oil EUR/ft 50 bo/ft GOR 2,700 scf/bbl Net 384 Mboe F&D $ 15.63 /boe IRR & NPV (1) $75 Nymex IRR 60% NPV10 $5,026 $65 Nymex IRR 42% NPV10 $3,490 $55 Nymex IRR 27% NPV10 $1,958 $45 Nymex IRR 13% NPV10 $450 PV10 Breakeven Price: $42.25 0 20000 40000 60000 80000 100000 120000 140000 160000 180000 200000 - 100 200 300 400 500 600 700 800 0 4 8 12 16 20 24 Cumulative Oil Equiv. Production Daily Average, Oil Equiv., BOEPD Producing Months Type Curve Oil Equiv Rate Type Curve Cumulative Oil Equiv. Central Area BOE South Area BOE North Area BOE

Atascosa County Economics Economics include $500M in facilities costs 30.9% NGL of oil and $3.50 NYMEX Gas; 29% shrinkage and 92 bbl/MMcf LOE $9,000 per month and $2.13/BO variable; B factor of 1.1, terminal decline 6%, first month oil rate of 8,700 BO, flat GOR Pro Forma including 44 locations acquired in NSE transaction NOTE: With the demonstrated capability to drill longer laterals, inventory numbers may vary from previously disclosed amounts. Option to rising oil prices Inventory 83 (45 - 83) Total Well Cost $6.30 MM: ($5.5 - $7.0 ) Frac Stages 35 # : ( 30 - 40 ) Lateral Length 7800 ft : ( 6,500 - 8,000 ) Spacing 330 ft : (330' - 660') EUR Gross 323 Mboe Oil Only 312 Mbo Oil EUR/ft 40 BO/ft GOR 300 scf/bbl Net 242 Mboe F&D $ 26.00 /BOE IRR & NPV (1) $75 Nymex IRR 25% NPV10 $2,233 $65 Nymex IRR 16% NPV10 $923 $55 Nymex IRR 8% NPV10 ($384) $45 Nymex IRR 1% NPV10 ($1,686) PV10 Breakeven Price: $58.00 - 20,000 40,000 60,000 80,000 100,000 120,000 0 50 100 150 200 250 300 350 0 4 8 12 16 20 24 Cumulative Oil Production Daily Average, Oil, BOPD Producing Months

18,771 net acres 8 wells drilled to date 4.0 gross / 2.4 net wells drilled in 2014 4.0 gross / 4.0 net wells drilled H1 2015 with average lateral length of ~9,200’ 1.0 gross / 1.0 net well remaining to be drilled in 2015 6 wells completed to date 4.0 gross / 2.4 net wells completed in 2014 2.0 gross / 2.0 net wells completed H1 2015 ~10,000' laterals for total estimated cost of $8MM/well Successfully completed with production results expected in Q3 2.0 gross / 2.0 net well WOC in H2 2015 Asset Overview Dimmit County (~19,000 net acres) Dimmit Area Eagle Ford Operators N 10 miles LEGEND SEA Acreage Anadarko Eagle Ford Wells Chesapeake Eagle Ford Wells Newfield Eagle Ford Wells Talisman Eagle Ford Wells Murphy Eagle Ford Wells SEA Eagle Ford Wells Swift Eagle Ford Wells St. Mary Eagle Ford Wells

Dimmit County Economics Economics include $500M in facilities costs 30.9% NGL of oil and $3.50 NYMEX Gas; 29% shrinkage and 92 bbl/MMcf LOE $9,000 per month and $2.13/BO variable B factor of 1.1, terminal decline 6%, first month oil rate of 12,500 BO, flat GOR NOTE: With the demonstrated capability to drill longer laterals, inventory numbers may vary from previously disclosed amounts. Substantial potential economic improvement through longer laterals Inventory 259 (130 - 259) Total Well Cost $7.50 MM: ($6.5 - $8.0 ) Frac Stages 35 - 50 ' # : (35 -50 ) Lateral Length 9,200 ft : ( 7,500 - 10,000 ) Spacing 330 ft : (330' - 660') EUR Gross 826 Mboe Oil Only 405 Mbo Oil EUR/ft 44 bo/ft GOR 5,000 scf/bbl Net 620 Mboe F&D $ 12.10 /boe IRR & NPV (1) $75 Nymex IRR 59% NPV10 $7,178 $65 Nymex IRR 43% NPV10 $5,291 $55 Nymex IRR 30% NPV10 $3,405 $45 Nymex IRR 18% NPV10 $1,520 PV10 Breakeven Price: $36.95 0 20000 40000 60000 80000 100000 120000 140000 0 50 100 150 200 250 300 350 400 450 0 4 8 12 16 20 24 Cumulative Oil Production Daily Average, Oil, BOPD Producing Months Type Curve Oil Rate Type Curve Cumulative Oil 3 Well Actual Average

Oil focused Eagle Ford drilling inventory generates strong returns Proven low-cost operator with track record of optimizing recoveries Solid financial position provides liquidity to capitalize on downturn Ability to grow production and cash flow with existing assets and cash flow Takeaways

Appendix

SEC Case Reserve Report Prepared by Netherland Sewell and Associates (1) (1) Based on 1 January 2015 NSAI reserve report Sundance Total Oil (mbbls) NGL (mbbls) Gas (mmcf) Mboe PV10 (US$MM) PV10 (A$MM) Proved Developed Producing 6,124 1,801 12,364 9,986 337.9 414.2 Proved Undeveloped 10,903 2,365 16,369 15,996 193.7 237.4 Total Proved 17,026 4,166 28,733 25,981 531.6 651.6 Probable Developed 1,344 260 2,008 1,939 48.3 59.2 Probable Undeveloped 10,988 5,795 56,424 26,187 185.5 227.4 Total 2P 29,358 10,221 87,165 54,107 765.4 938.2 Possible Developed 978 173 1,338 1,375 35.6 43.6 Possible Undeveloped 26,616 21,999 264,376 92,677 689.5 845.2 Total 3P 56,953 32,393 352,880 148,159 1,490.5 1,827.1 Eagle Ford Stand Alone Oil (mbbls) NGL (mbbls) Gas (mmcf) Mboe PV10 (US$MM) PV10 (A$MM) Proved Developed Producing 4,919 955 7,373 7,103 270.8 331.9 Proved Undeveloped 7,984 1,332 10,275 11,029 178.5 218.8 Total Proved 12,903 2,287 17,648 18,132 449.3 550.7 Probable Developed 1,344 260 2,008 1,939 48.3 59.2 Probable Undeveloped 4,833 2,819 38,866 14,130 139.9 171.5 Total 2P 19,081 5,367 58,523 34,201 637.5 781.4 Possible Developed 978 173 1,338 1,375 35.6 43.6 Possible Undeveloped 13,019 14,813 221,981 64,828 529.3 648.8 Total 3P 33,078 20,353 281,843 100,404 1,202.3 1,473.8

Eagle Ford Portfolio Return Sensitivities Average Netherland Sewell & Associates 2P type curve(1) McMullen County Eagle Ford NSAI 2P Type Curve 347.5 mbo, 57.5 mbngl, 624.5 mcf 6,902’ average lateral length Dimmit County Eagle Ford NSAI 2P Type Curve 268.7 mbo, 76.6 mbngl, 827.3 mcf 6,059’ average lateral length Based on 1 January 2015 NSAI reserve report 17% 33% 12% 25% 9% 20% 5% 15% - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 1 6 11 16 21 26 31 36 41 46 51 56 61 66 71 76 81 86 91 96 101 106 111 Cumulative production (boe/6:1) Production month Oil Gas NGLs - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 1 6 11 16 21 26 31 36 41 46 51 56 61 66 71 76 81 86 91 96 101 106 111 Cumulative production (boe/6:1) Production month Oil Gas NGLs $40/BBL $50/BBL $60/BBL $70/BBL $80/BBL $5.0MM 23% 42% 66% 94% 100% $5.5MM 17% 33% 52% 75% 100% $6.0MM 12% 25% 41% 60% 83% $6.5MM 8% 20% 34% 49% 68% $7.0MM 6% 15% 27% 41% 57% $7.5MM 4% 12% 22% 34% 48% $8.0MM 1% 9% 18% 28% 40% $40/BBL $50/BBL $60/BBL $70/BBL $80/BBL $5.0MM 9% 20% 34% 48% 65% $5.5MM 5% 15% 25% 38% 52% $6.0MM 2% 10% 20% 30% 42% $6.5MM 0% 7% 15% 24% 34% $7.0MM 0% 5% 11% 19% 28% $7.5MM 0% 2% 8% 15% 23% $8.0MM 0% 0% 6% 12% 19%

Share Price Performance vs Australian Peer Group Note: YTD period covers 1/1/15 – 7/20/15. One year period covers 6/30/14-7/20/15. Three year period covers 6/30/12-7/20/15. Five year period covers 6/30/10-7/20/15. See Appendix for peer data set. See Appendix for details on Focused Peer Groups. YTD Change vs ASX Peers 1 Year Change vs ASX Peers 5 Year Change vs ASX Peers 3 Year Change vs ASX Peers - 16% -50% -40% -30% -20% -10% 0% 10% 20% Co. 1 Sundance Co. 3 Co. 4 Co. 5 Co. 6 Co. 7 - 45% -80% -70% -60% -50% -40% -30% -20% -10% 0% Sundance Co. 2 Co. 3 Co. 4 Co. 5 Co. 6 Co. 7 - 37% -100% -90% -80% -70% -60% -50% -40% -30% -20% -10% 0% Co. 1 Co. 2 Co. 3 Sundance Co. 5 Co. 6 Co. 7 148% -50% 0% 50% 100% 150% 200% Sundance Co. 2 Co. 3 Co. 4 Co. 5 Co. 6

Share Price Performance vs Eagle Ford Peer Group Note: YTD period covers 1/1/15 – 7/20/15. One year period covers 6/30/14-7/20/15. Three year period covers 6/30/12-7/20/15. Five year period covers 6/30/10-7/20/15. See Appendix for peer data set. See Appendix for details on Focused Peer Groups. YTD Change vs EGFD Peers 1 Year Change vs EGFD Peers 5 Year Change vs EGFD Peers 3 Year Change vs EGFD Peers - 16% -50% -40% -30% -20% -10% 0% 10% Co. 1 Co. 2 Co. 3 Sundance Co. 5 Co. 6 Co. 7 - 45% -100% -90% -80% -70% -60% -50% -40% -30% -20% -10% 0% Co. 1 Sundance Co. 3 Co. 4 Co. 5 Co. 6 Co. 7 - 37% -100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 100% Co. 1 Co. 2 Co. 3 Sundance Co. 5 Co. 6 148% -50% 0% 50% 100% 150% 200% Sundance Co. 2 Co. 3 Co. 4

Share Price Performance vs Small Cap (<$1B EV) Peer Group Note: YTD period covers 1/1/15 – 7/20/15. One year period covers 6/30/14-7/20/15. Three year period covers 6/30/12-7/20/15. Five year period covers 6/30/10-7/20/15. See Appendix for peer data set. See Appendix for details on Focused Peer Groups. YTD Change vs Small Cap Peers 1 Year Change vs Small Cap Peers 5 Year Change vs Small Cap Peers 3 Year Change vs Small Cap Peers - 16% -100% -80% -60% -40% -20% 0% 20% 40% - 45% -100% -80% -60% -40% -20% 0% - 37% -100% -50% 0% 50% 100% 150% 200% 250% 148% -100% -50% 0% 50% 100% 150% 200% 250%

Share Price Performance vs All Peers Note: YTD period covers 1/1/15 – 7/20/15. One year period covers 6/30/14-7/20/15. Three year period covers 6/30/12-7/20/15. Five year period covers 6/30/10-7/20/15. See Appendix for peer data set. See Appendix for details on Focused Peer Groups. YTD Change vs All Peers 1 Year Change vs All Peers 5 Year Change vs All Peers 3 Year Change vs All Peers - 16% -100% -80% -60% -40% -20% 0% 20% 40% Co. 1 Co. 2 Co. 3 Co. 4 Co. 5 Co. 6 Sundance Co. 8 Co. 9 Co. 10 Co. 11 Co. 12 Co. 13 Co. 14 Co. 15 Co. 16 Co. 17 Co. 18 Co. 19 Co. 20 Co. 21 Co. 22 Co. 23 Co. 24 - 45% -100% -90% -80% -70% -60% -50% -40% -30% -20% -10% 0% Co. 1 Co. 2 Co. 3 Co. 4 Co. 5 Co. 6 Sundance Co. 8 Co. 9 Co. 10 Co. 11 Co. 12 Co. 13 Co. 14 Co. 15 Co. 16 Co. 17 Co. 18 Co. 19 Co. 20 Co. 21 Co. 22 Co. 23 Co. 24 - 37% -100% -50% 0% 50% 100% 150% 200% 250% Co. 1 Co. 2 Co. 3 Co. 4 Co. 5 Co. 6 Co. 7 Co. 8 Co. 9 Co. 10 Sundance Co. 12 Co. 13 Co. 14 Co. 15 Co. 16 Co. 17 Co. 18 Co. 19 Co. 20 Co. 21 Co. 22 148% -100% -50% 0% 50% 100% 150% 200% 250% 300%

Focused Peer Groups re Share Price Performance

Q1 2015 results unless otherwise noted

	Q1 2015 BOEPD	% Liquids	1P MMBOE	Ticker
EGFD Peers:				
Abraxas Petroleum	6,590	78%	42	AXAS
Carrizo Oil & Gas	34,595	72%	151	CRZO
EP Energy	102,400	70%	622	EPE
Lonestar Resources	5,547	83%	31	ASX:LNR
Matador Resources	23,513	48%	69	MTDR
Sanchez Energy	45,222	71%	135	SN
Sundance Energy	**9,581**	**87%**	**26**	**ASX:SEA**
ASX Peers:				
Austex Oil Ltd	1,201	52%	9	ASX:AOK
Beach Energy Ltd[3]	23,582	22%	33	ASX:BPT
Drillsearch Energy Ltd[1]	7,446	90%	8	ASX:DLS
Lonestar Resources	5,547	83%	31	ASX:LNR
Maverick Drilling and Exploration [2]	1,013		4	ASX:MAD
Senex Energy Limited	3,667	94%	6	ASX:SXY
Sundance Energy	**9,581**	**87%**	**26**	**ASX:SEA**

	Q1 2015 BOEPD	% Liquids	1P MMBOE	Ticker
Other Small Cap Peers:				
Approach Resources	14,300	67%	146	AREX
Callon Petroleum	8,567	83%	33	CPE
Contango Oil & Gas	16,044	32%	46	MCF
Emerald Oil	4,715	96%	26	EOX
Evolution Petroleum2	1,640	100%	13	EPM
Goodrich Petroleum	8,671	56%	46	GDP
Miller Energy2	3,476	71%	6	MILL
Panhandle Oil & Gas	6,399	28%	34	PHX
Parsley Energy	18,919	77%	91	PE
Penn Virginia	24,721	78%	115	PVA
Rex Energy2	32,697	35%	223	REXX
Sundance Energy	**9,581**	**87%**	**26**	**ASX:SEA**
Synergy Resources	7,745	59%	16	SYRG

[1] Drillsearch only released 2P reserves.

[2] Maverick only released gross production. Net production was unavailable. % Liquids was unavailable.

[3] Beach Energy did not release liquids production or reserves information. Therefore % Liquids shown is strictly % Oil.

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Industry Peer Group re Operational Performance

FY14 results unless otherwise noted

	MBOEPD	% Liquids	1P MMBOE	PV-10	Enterprise Value	Ticker
Abraxas Petroleum	6.6	78%	42	513	359	AXAS
Antero Resources	247.5	17%	2,114	7,635	13,508	AR
Approach Resources	14.3	66%	146	1,056	662	AREX
Bill Barrett	17.6	79%	122	1,170	1,125	BBG
Bonanza Creek	27.5	65%	90	1,107	1,333	BCEI
Cabot Oil & Gas	317.3	4%	1,233	6,493	13,918	COG
Callon Petroleum	8.6	78%	33	582	873	CPE
Carrizo Oil & Gas	34.6	76%	151		3,382	CRZO
Cimarex Energy	157.8	47%	522	4,353	10,452	XEC
Clayton Williams	17.2	83%	75	933	1,258	CWEI
Comstock Resources	26.7	20%	103	-	1,258	CRK
Concho Resources	132.2	58%	637	8,023	15,987	CXO
Contango Oil & Gas	16.0	35%	46	648	309	MCF
Continental Resources	206.8	64%	1,351	18,433	20,481	CLR
Denbury Resources	74.4	83%	438	5,908	5,258	DNR
Diamondback Energy	33.1	84%	117	2,045	5,143	FANG
Earthstone Energy	3.8	71%	22	256	197	ESTE
Eclipse Resources	26.6	28%	59	331	1,262	ECR
Emerald Oil	4.7	87%	26	444	279	EOX
Energen	70.1	60%	442	4,220	5,348	EGN
Energy XXI	60.0	75%	246	5,948	4,173	EXXI
EP Energy	102.4	67%	622	6,898	7,064	EPE
EQT Corporation	268.9	9%	1,790	4,810	14,981	EQT
EXCO Resources	56.4	9%	211	1,543	1,677	XCO
Gastar Exploration	12.6	53%	102	817	650	GST
Goodrich Petroleum	8.7	62%	46	645	761	GDP
Gulfport Energy	72.7	23%	156	1,573	4,598	GPOR
Halcon Resources	43.1	91%	189	3,256	4,921	HK
Jones Energy	26.4	58%	115	1,388	1,302	JONE
Laredo Petroleum	47.5	75%	297	3,247	3,628	LPI
Lonestar Resources	5.5	83%	36		370	LNR-AU
Magnum Hunter	44.7	30%	84	909	1,561	MHR
Matador Resources	23.5	41%	79	949	2,175	MTDR

	MBOEPD	% Liquids	1P MMBOE	PV-10	Enterprise Value	Ticker
Midstates Petroleum	34.2	59%	151	1,820	2,150	MPO
Newfield Exploration	126.1	58%	645	6,212	7,945	NFX
Northern Oil and Gas	17.0	88%	101	1,405	1,188	NOG
Oasis Petroleum	50.4	87%	272	3,982	3,985	OAS
Panhandle Oil and Gas	6.4	31%	34	205	385	PHX
Parsley Energy	18.9	77%	91	956	3,112	PE
PDC Energy	32.2	64%	250	2,306	2,398	PDCE
Penn Virginia	24.7	77%	115	1,182	1,800	PVA
PetroQuest Energy	11.5	25%	28	235	387	PQ
Pioneer	193.8	65%	799	7,785	20,467	PXD
QEP Resources	139.2	41%	655	5,340	4,373	QEP
Range Resources	221.3	33%	1,718	7,593	10,552	RRC
Resolute Energy	13.5	92%	74	833	827	REN
Rex Energy	32.7	37%	223	1,025	1,065	REXX
Rice Energy	73.4	0%	218	1,308	4,100	RICE
Ring Energy	2.8	92%	15	299	344	REI
Rosetta Resources	65.7	61%	282	2,617	3,402	ROSE
RSP Permian	15.9	86%	106	876	2,490	RSPP
Sanchez Energy	45.2	74%	130	1,781	2,152	SN
SandRidge Energy	87.7	42%	516	4,088	5,334	SD
SM Energy	186.4	55%	548	5,699	4,909	SM
Southwestern Energy	431.2	9%	1,791	7,543	14,971	SWN
Stone Energy	46.3	46%	153	1,419	1,420	SGY
Sundance Energy	8.4	82%	26	1,485	368	SEA-AU
Swift Energy	34.0	41%	194	1,652	1,172	SFY
Synergy Resources	8.0	52%	50	497	1,058	SYRG
Triangle Petroleum	13.8	89%	59	821	1,076	TPLM
Ultra Petroleum	130.4	10%	895	5,233	4,896	UPL
W&T Offshore	48.8	65%	120	1,703	1,754	WTI
Warren Resources	13.0	24%	58	555	424	WRES
Whiting Petroleum	167.0	89%	780	10,843	10,592	WLL
WPX Energy	187.6	32%	828	3,883	6,196	WPX

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Operating costs used in this report are based on operating expense records of Sundance. Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity. Future net revenue is after deductions for Sundance's share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor. Reserves are estimated in US dollars. US dollars are converted at 1.2258 USD/AUD. “1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate. “Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate. “2P Reserves” are defined as Proved Reserves plus Probable Reserves. “Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate. “3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves. “boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil. “m” is defined as a thousand. “mmboe” is defined as a million barrels of oil equivalent. Reserve Report Footnotes and Definitions